FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: October 12, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Wednesday, October 12, 2005	Symbol: “AKV”: TSX Venture Exchange Symbol: Pink Sheets: “AXVEF” SEC Form 20F Registration CIK: 1194506

ACREX COMPLETES GEOCHEMICAL SURVEY ALONG STRIKE ON SPANISH MOUNTAIN CLAIMS

AND DOES $78,000 PRIVATE PLACEMENT

Acrex Ventures Ltd. (“Acrex”) is pleased to announce that it has completed an initial exploration program on its Spanish Mountain property, in central British Columbia. The Spanish Mountain property is located immediately adjacent to and along strike from Skygold Venture Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture project. In June, 2005, the joint venture released drill results that show intercepts of up to 86.9 metres (285 feet) grading 1.3 grams per tonne gold, and 21.4 meters (70 feet) grading 4.33 grams gold per tonne. Recently on October 11, 2005 the joint venture reported results for an additional eight holes of which seven intersected wide zones of mineralization within a bulk tonnage gold system.  The joint venture’s news release reports that gold mineralization has now been expanded to over 700 metres north-south, 300 metres east-west and to a depth of 200 metres, and remains open in all directions.

Acrex has now completed a program of geochemical sampling, prospecting, and reconnaissance mapping on its properties.  During the program a soil geochemical survey was carried out over the northwestern property situated 2.0 km along strike to the northwest of the Skygold/Wildrose drill area.  The survey is expected to define and establish gold trends within a 125 hectare area on the property where previous reconnaissance exploration showed anomalous gold values in soils. Prospecting, stream sediment sampling and reconnaissance mapping was also carried out over the southeastern property located 4.0 km southeast and along strike of the Skygold/Wildrose drill area.  During the recent programs a total of 368 soil and silt samples and 5 rock samples were collected and submitted for analyses.  Results are expected to be available in about 3 weeks.

Government geological maps show that the favorable host rocks to gold mineralization on the Skygold/Wild Rose joint venture property extend across both of Acrex's Spanish Mountain claim groups. Prospecting and reconnaissance mapping completed during the current program confirmed the presence of the favorable host rocks on the southeastern property.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's Spanish Mountain project supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

In order to assist the field-work Acrex has entered into private placement agreements, agreeing to place 650,000 Units at $0.12 per Unit - providing it with proceeds of $78,000.  Each Unit will consist of 1 share of Acrex and one-half of a 1-year share purchase warrant.  One whole warrant will entitle the purchase of an additional share of Acrex for $0.18.

Investor Relations - Tel: 604-277-1752
e-mail: info@acrexventures.com
Fax: 604-687-4212
website: www.acrexventures.com

ACREX VENTURES LTD.

   “T.J. Malcolm Powell”

T.J. Malcolm Powell, President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.